

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
David A. Brooks
Chief Operating Officer
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re:** **Ashford Inc.**
> **Registration Statement on Form S-4**
> **Filed July 2, 2014**
> **File No. 333-197191**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As you know, we are reviewing the Form 10-12B pertaining to the spin-off of Ashford Inc. from Ashford Trust, and have issued comments in connection with that review. Please confirm that you will amend this registration statement, as appropriate, to reflect your responses to our comments on the Form 10-12B.

2. We note that, in conjunction with the exchange offering of your common stock contemplated by this registration statement, Ashford Trust OP will distribute common units of Ashford LLC to its limited partners. Please provide us a detailed analysis as to the treatment of this distribution for purposes of Section 5 of the Securities Act. We may have further comment.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   We note that you are currently consulting with the Division of Corporation Finance's Office of Mergers and Acquisitions in connection with this transaction. We will continue to monitor the status and outcome of these discussions.

5.   We note your reference in the prospectus to the valuation opinion of Ashford's Trust financial advisor. Please tell us your analysis as to whether this opinion is materially related to the transaction under Item 4(b) of Form S-4. If so, please revise to disclose information about the valuation as would be required by Item 1015(b) of Regulation M-A and include the opinion as an exhibit to the registration statement.

6.   Please also tell us whether you plan to file a consent of the third party valuation specialist for the inclusion of the disclosure related to valuation range, including any additional disclosure provided in response to comment 5. Refer to Rule 436(b) of Regulation C.

7.   We note that you have not included the financial statements of Ashford Hospitality Advisor LLC ("Ashford LLC"). Please advise us of the basis for excluding these financial statements.

Business of Ashford Inc.

Business Strategy, page 65

8.   We note that you highlight prospective international operations on page 21 in the Risk Factors section. Please expand your disclosure to discuss such plans with greater specificity.

Advisory Agreements

Term and Termination, page 69

9.   Please revise to discuss whether your agreements impose a cap on termination fees.

Competitive Strengths, page 77

10.   We note your total return figures referenced in this section. Please revise to describe your methodology for calculating these returns in greater detail. If you elect to retain this disclosure, please also revise to clarify your basis for this disclosure and include

disclosure on any past or present material adverse business developments. Please also
expand to include disclosure reflecting return rates after fees and expenses.

Business of Ashford LLC, page 81

11.   Please expand your narrative here and elsewhere to better discuss its historical
operations, if any. In this regard, please also explain in the disclosure whether this entity
is currently registered under the Investment Advisers Act of 1940 or intends to do so.
We may have further comment based on your response.

Material U.S. Federal Income Tax Consequences, page 115

12.   Please revise to remove the penultimate sentence of the first paragraph or, alternatively,
tell us why you believe it is appropriate. We also note your inclusion of language to
reflect that such disclosure is for general information only and does not constitute "tax
advice." However, we note your opinion rendered by counsel with this transaction is
forthcoming. As such, please either summarize the tax opinion or clearly identify and
articulate the opinion being rendered.   We may have further comment once we review
your tax opinion.

Part II. Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-1

13.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to
granting effectiveness of the registration statement and may have further comments after
our review. If you are not in a position to file legal and tax opinions with the next
amendment, please provide draft copies for us to review.   The drafts should be filed as
EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Muriel C. McFarling
        Andrews Kurth LLP